UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File No. 001-38505

CLPS Incorporation

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park

498 Guoshoujing Road, Pudong, Shanghai 201203

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Other Information.

On April 3, 2020 CLPS Incorporation (the “Company”) held an annual meeting of its shareholders (the “Annual Meeting”) in Shanghai, China. The record date for the Annual Meeting was February 6, 2020. As of the record date, the Company had 14,820,630 shares outstanding and entitled to vote at the Annual Meeting.

At the Annual Meeting the Company’s shareholders (i) elected Xiao Feng Yang, Raymond Ming Hui Lin, Jin He Shao, Chong Seng Kee, and Kathryn Amooi as the Company’s directors, and (ii) approved the 2020 Equity Incentive Plan, each of the proposals with the following vote:

1.	Election of Directors.

	For	Withheld
Xiao Feng Yang	7,920,872	4,480
Raymond Ming Hui Lin	7,920,822	4,530
Jin He Shao	7,915,972	9,380
Chong Seng Kee	7,915,912	9,440
Kathryn Amooi	7,915,922	9,430

2.	Approval of the 2020 Equity Incentive Plan.

For	Against	Abstain

7,915,425	5,447	4,480

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: April 7, 2020

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